Stanton South, LLC d/b/a Crafthouse Cocktails

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

STANTON SOUTH, LLC
D/B/A CRAFTHOUSE COCKTAILS

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Stanton South, LLC
D/B/A Crafthouse Cocktails
Chicago, Illinois

We have reviewed the accompanying financial statements of Stanton South, LLC D/B/A Crafthouse Cocktails (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 21, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

STANTON SOUTH, LLC
D/B/A CRAFTHOUSE COCKTAILS

Balance Sheets
December 31, 2018 and 2017

Assets		2018		2017
Current assets:				
Cash	$	11,980	$	17,191
Accounts receivable - net		40,683		75,009
Inventory		749,252		832,894
Total current assets	$	801,915	$	925,094

Liabilities and Members' Deficit				
Current liabilities:				
Line of credit	$	50,000	$	-
Accounts payable		481,129		581,142
Accrued expenses		181,122		24,337
Convertible notes - related party		125,000		-
Convertible notes		625,000		325,000
Notes payable - current portion, related parties		8,981		13,778
Note payable - current portion		92,516		24,945
Total current liabilities		1,563,748		969,202
Long-term liabilities:				
Notes payable - net of current portion, related parties		603,209		574,624
Note payable - net of current portion		40,452		132,968
Total long-term liabilities		643,661		707,592
Total liabilities		2,207,409		1,676,794
Members' deficit		(1,405,494)		(751,700)
Total liabilities and members' deficit	$	801,915	$	925,094

See report of independent accountants and accompanying notes to financial statements.

STANTON SOUTH, LLC
D/B/A CRAFTHOUSE COCKTAILS

Statements of Operations and Members' Deficit
Years Ended December 31, 2018 and 2017

	2018	2017
Sales - net	$ 622,601	$ 1,286,056
Cost of sales	547,597	947,279
Gross profit	75,004	338,777
Operating expenses	665,614	1,230,614
Operating loss	(590,610)	(891,837)
Other income (expense):		
Miscellaneous income	29,409	88
Interest expense	(224,946)	(75,420)
Total other expense - net	(195,537)	(75,332)
Net loss	(786,147)	(967,169)
Members' deficit, beginning of year	(751,700)	(304,530)
Beneficial conversion feature on convertible notes	132,353	-
Contributions from members	-	519,999
Members' deficit, end of year	$ (1,405,494)	$ (751,700)

See report of independent accountants and accompanying notes to financial statements.

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (786,147)	$ (967,169)
Adjustments to reconcile net loss to net cash from operating activities:		
Beneficial conversion feature on convertible notes	132,353	-
Change in operating assets and liabilities:		
Accounts receivable - net	34,326	127,084
Inventory	83,642	(55,029)
Accounts payable	(100,013)	(5,424)
Accrued expenses	156,785	(17,991)
Net cash used in operating activities	(479,054)	(918,529)
Cash flows from financing activities:		
Proceeds from line of credit	50,000	-
(Payments on) proceeds from notes payable - net	(1,157)	77,071
Proceeds from issuance of convertible notes	425,000	325,000
Contributions from members	-	519,999
Net cash provided by financing activities	473,843	922,070
Net change in cash	(5,211)	3,541
Cash, beginning of year	17,191	13,650
Cash, end of year	$ 11,980	$ 17,191
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 122,214	$ 65,717
Noncash transactions:		
Interest recorded related to beneficial conversion feature on convertible notes	$ 132,353	$ -

See report of independent accountants and accompanying notes to financial statements.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Stanton South, LLC D/B/A Crafthouse Cocktails (the "Company"), was founded on November 3, 2011, in the state of Illinois. The Company operates as a client bottler specializing in flavored craft cocktail beverages.

Management's Plans: The Company's strategic plan for 2019 is focused on positioning the Company for a successful launch of its new cocktail releases and fulfilling purchase orders to newly acquired customers. These objectives will be achieved by releasing a new cutting edge product line as well as an improved version of its original product line in order to expand distribution, increase the Company's brand's appeal to consumers, and gain additional market share in the ready to drink/serve segment of the spirits category. The Company believes that the combination of its strategic plan, capital contributions from its members, and the access to additional financing through its crowdfunding campaign, will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risks: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Receivables consist of trade accounts receivables from transactions with customers in the ordinary operations of the business. Credit is extended to customers after an evaluation of credit worthiness.

During 2018, three customers accounted for 68% of sales. At December 31, 2018, three customers accounted for 85% of accounts receivable. During 2017, four customers accounted for 84% of sales. At December 31, 2017, three customers accounted for 82% of accounts receivable.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018 and 2017, management deemed an allowance for uncollectable accounts of $6,366 to be necessary.

1.   Summary of Significant Accounting Policies, Continued:

Inventory: Inventory consists of flavored craft cocktail beverages and the ingredients and materials that go into producing them. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the Company's distributors, which is generally upon receipt of items sold. Revenue is recorded net of discounts and returns.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $121,619 for 2018 and $56,961 for 2017.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through October 21, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2.   **Inventory:**

Inventory consisted of the following at December 31:

	2018	2017
Finished goods	$ 281,874	$ 343,047
Raw materials	467,378	489,847
	$ 749,252	$ 832,894

3.   **Line of Credit:**

The Company entered into a line of credit agreement with a private lender during 2018 with a maximum borrowing of $50,000. The line of credit matures on January 30, 2020. The line bears interest at an annual percentage rate of 6%. There was $50,000 outstanding on the line of credit at December 31, 2018.

4.   **Notes Payable – Related Parties:**

The Company has various notes payable outstanding with members of the Company for the original principal amount of $661,042 at December 31, 2018 and $621,042 at December 31, 2017. The notes bear interest at rates ranging from 4% to 6% at December 31, 2018 and 2017. The principal balance of $547,707 related to certain notes will be repaid upon the Company having sufficient cash flows to make the principal payments which is not expected during 2019. The repayment of certain principal balances through 2021 is outlined below. The balance of the notes was $612,190 at December 31, 2018 and $588,402 at December 31, 2017. Interest expense related to these notes was $36,501 for 2018 and $2,904 for 2017. Future principal payments are expected to be as follows: 2019 - $8,981; 2020 - $36,706; and 2021 - $18,796.

5.   **Note Payable:**

The Company has a note payable outstanding with a financial institution, through its members, for the principal amount of $250,000 at December 31, 2018 and 2017. The note bears interest at 5% per annum and matures in 2020. The balance of the note was $132,968 at December 31, 2018 and $157,913 at December 31, 2017. Future principal payments are expected to be as follows: 2019 - $92,516 and 2020 - $40,452.

6.   **Convertible Notes:**

The Company has convertible promissory notes outstanding at December 31, 2018 and 2017 for a total principal amount of $750,000 and $325,000, respectively. Of the $750,000 outstanding at December 31, 2018, $125,000 of the principal balance was with a member of the Company. The notes bear interest at a rate of 8% per annum and contain beneficial conversion features upon which the principal will convert to common units equal to 85% of the per unit price paid by investors. The notes were recorded net of an initial discount related to the beneficial conversion feature of $132,353. The notes will convert upon a qualified equity financing event, sale of the Company, or termination of the notes which will occur if any of the previous events take place or the notes are settled by the Company in stock or payment of principal prior to their maturity dates of December 31, 2018 and December 31, 2019. The notes that have not been settled by their maturity date are due on demand by the note holder. The full principal amount of the notes was outstanding as of the date of this report. The Company recorded interest expense related to the discount on the beneficial conversion feature of $132,353 and interest related to the 8% effective interest rate of approximately $60,000 during 2018. Approximately $10,000 of the interest expense was for the related party convertible note. No interest was recorded related to beneficial conversion features or the 8% effective interest rate in 2017.

7.   **Members' Equity:**

Pursuant to the Company's operating agreement, the Company is authorized to issue 9,900,000 common units. At December 31, 2018 and 2017, there were 9,900,000 common units issued and outstanding.

8.   **Contract Brewing:**

The Company entered into a contract brewing agreement with a licensed contract brewer in June 2017 for the brewing and packaging of its craft cocktails. The agreement expires in June 2022 and automatically renews for successive two (2) year periods unless written notice is provided by either party to the contract regarding termination. The Company pays the contract brewer based on quantity ordered at a pre-determined price as defined in the agreement.

9.   **Related Party Transactions:**

The Company has amounts included in accounts payable due to owners of the Company for expense reimbursements. The amount due at December 31, 2018 and 2017 was $149,243 and $224,930, respectively.

The Company has guaranteed payments due to certain owners of the Company. As of December 31, 2018 there was $98,451 included in accrued expenses on the accompanying balance sheets related to these payments. There were no accrued expenses related to guaranteed payments at December 31, 2017.